Rev 12.23.13 ASU

ENTERPRISE ARIZONA VENTURE CENTER
LICENSE AGREEMENT

This Agreement is entered into as of May 9, 2016 (the "Effective Date"), between the ARIZONA BOARD OF REGENTS for and on behalf of ARIZONA STATE UNIVERSITY ("ASU" or "University") and Ronn Motor Group, Inc. ("Licensee").

RECITALS

A. Licensee desires to use certain space and facilities described in Appendix A and located in the "Building" at 1475 N. Scottsdale Road - (collectively the "Space") and University desires to allow Licensee to use such Space.

B. Licensee and University have dealings with each other, other than arrangements solely with regard to University providing Space.

C. Licensee's use of such Space will include supporting University activities including, entrepreneurial development, conducting and promoting interdisciplinary research programs in engineering-related fields, recruiting University student interns as well as other activities that directly support the University's mission.

D. The parties understand and agree that this Agreement is subject to the Office Space Lease between Skysong 1, LLC and University, dated May 3, 2006 (the "Lease").

1. Space. Subject to the terms hereof, University agrees that Licensee may use the Space, and agrees to provide networking services and connections into the ASU community.

1.1 Internet Access shall be subject to (i) acceptance of terms of use established by ASU, (ii) applicable laws and regulations, and (iii) University policies.

2. Use. Licensee shall use the Space only for general office and research purposes, and at least a portion of such Space's use shall include the uses described in Recital C. Licensee will consider other methods of supporting the education, research and economic development missions of the University. Examples of such support could include the Licensee hiring ASU students and graduates, working with ASU researchers, making classroom presentations, having senior executives interact with SkySong staff, and expanding business operations at SkySong. In addition:

2.1 Use and occupancy of Space by Licensee shall comply in all material respects with all applicable laws and regulations, and with the policies and regulations of University.

2.2 Licensee agrees to take good care of the Space and to maintain the space in as good order and condition as it was prior to Licensee's use, subject to normal wear and tear.

2.3 Licensee agrees not to use or allow the Space to be used for any unlawful purpose.

2.4 In accordance with Section 8.2 of the Lease, Licensee agrees to comply with and be bound by the Rules and Regulations (attached hereto as Appendix C), as applicable, and any other applicable terms and conditions of the Lease.

3. Term. The term of this Agreement will begin on May 9, 2016 shall run month by month and be revocable by (i) ASU with 30 days written notice to Licensee and (ii) Licensee upon 30 days written notice to ASU.

4. Payments. A monthly affiliate fee set forth on Appendix A is due on the 1st of the month. On or about the 15th of each month, ASU shall provide Licensee with an invoice summarizing any additional services fees incurred for the preceding month. Payment for additional services shall be due by the last day of the month in which an invoice is received. Failure to pay invoices in a timely manner may result in revocation of this Agreement. Licensee also shall pay when due all property taxes, or payments in lieu of property taxes, if any, paid by the University by reason of this Agreement or Licensee's use of the space (other than University's income taxes). All payments must be made to Arizona State University and sent to the address indicated in this Agreement.

5. Insurance. Any insurance required under this Agreement shall be set forth in Appendix B.

6. Liability. Licensee agrees to conduct its activities in the Space in a reasonable manner. As a material part of the consideration to University, Licensee agrees to assume all risks of property damage, bodily injury and death arising directly out of Licensee's use or occupancy of the Space in, upon, or about the Space from any cause, and hereby waives all claims against the University relating thereto unless caused by or arising out of the negligence or willful misconduct of University or its agents or employees. Licensee further agrees to indemnify and hold harmless ASU, the Arizona Board of Regents, the State of Arizona and their officers, regents, agents, representatives, employees and students, against all claims, suit and out-of pocket documented liabilities, costs, damages and expenses (including reasonable attorney's fees) arising directly out of use or occupancy of the Space by or on behalf of Licensee or its invitees or breach of this Agreement. Licensee's indemnity obligations will not extend to any liability to the extent caused by or arising out of the negligence or willful misconduct of University or its agents or employees. Licensee's indemnity obligations shall survive the term and any revocation of this Agreement.

7. Environmental Regulations. Licensee will not permit any hazardous substance, material or waste to be used, stored, generated or disposed of on, in or about, or transported to or from, the Space, by Licensee, its agents, employees, contractors, invitees, subtenants, concessionaires or licensees without first obtaining University's written consent, which University may give or withhold in its sole discretion subject to any terms, or revoke at any time. Failure to obtain written consent shall be a breach of this Agreement.

8. Assignment and Subletting. Licensee does not have the right to assign this Agreement or allow any other person or entity to use or occupy any of the Space without the prior written consent of University, which consent may be granted or withheld in University's sole discretion.

9. Breach. If Licensee fails to pay any fee or other sum required to be paid by Licensee when due, or otherwise fails to comply with or observe any other provision of this Agreement, in addition to any other remedy that may be available to University, whether at law or in equity, and after notice and opportunity to cure is provided by University to Licensee, University may immediately revoke this Agreement. If University fails to comply with or observe any provision of this Agreement, in addition to any other remedy that may be available to Licensee, whether at law or in equity, and after notice and opportunity to cure is provided by Licensee to University, Licensee may immediately revoke this Agreement.

10. Interpretation. This Agreement constitutes the entire agreement and understanding of the parties with respect to its subject matter. No prior or contemporaneous agreement or understanding will be effective. This Agreement may not be modified or amended except by written instrument signed by both parties. This Agreement shall be governed by the laws of Arizona, the courts of which state shall have jurisdiction over its subject matter.

11. Relationship. Neither Licensee nor any personnel of Licensee will for any purpose be considered employees or agents of University. Licensee assumes full responsibility for the actions of Licensee's personnel, and is solely responsible for their supervision, daily direction and control, payment of salary (including withholding income taxes and social security), worker's compensation and disability benefits.

12. State of Arizona Provisions

12.1 Nondiscrimination. The parties agree to comply in all material respects with all applicable state and federal laws, rules, regulations and executive orders governing equal employment opportunity, immigration, nondiscrimination, including the Americans with Disabilities Act, and affirmative action.

12.2 Conflict of Interest. This Agreement is subject to Section 38-511, Arizona Revised Statutes. This Agreement may be canceled if any person significantly involved in initiating, negotiating, securing, drafting or creating this Agreement on behalf of University is, at any time while this Agreement or any extension thereof is in effect, an employee or agent of the other party to this Agreement in any capacity or a consultant to any other party with respect to the subject matter of this Agreement.

12.3 Arbitration. As required by Sections 12-1518 and 12-133 of the Arizona Revised Statutes, notice is provided that the parties to this Agreement will be required to make use of mandatory arbitration of any legal action that is filed in the Arizona superior court concerning a controversy arising out of this Agreement if: (1) the court finds or the parties agree that the amount in controversy does not exceed the

jurisdictional limit established by rule of that court for mandatory arbitration, or (2) this agreement is a public works contract and the amount in controversy is less than one hundred thousand dollars ($100,000).

12.4 Failure of Legislature to Appropriate. If University's performance under this Agreement depends upon the appropriation of funds by the Arizona Legislature, and if the Legislature fails to appropriate the funds necessary for performance, then University may provide written notice of this to Licensee and revoke this Agreement without further obligation of University. Appropriation is a legislative act and is beyond the control of University.

12.5 Weapons, Explosive Devices and Fireworks. University prohibits the use, possession, display or storage of any weapon, explosive device or fireworks on all land and buildings owned, leased, or under the control of University or its affiliated or related entities, in all University residential facilities (whether managed by University or another entity), in all University vehicles, and at all University or University affiliate sponsored events and activities, except as provided in Section 12-781 of the Arizona Revised Statutes or unless written permission is given by the ASU Police Department (ASU PD). Notification by Licensee to all persons or entities who are employees, officers, subcontractors, consultants, agents, guests, invitees or licensees of Licensee ("Licensee Parties") of this policy is a condition and requirement of this Agreement. Licensee further agrees to enforce this contractual requirement against all Licensee Parties. ASU's policy may be accessed through the following web page: http://www.asu.edu/aad/manuals/pdp/pdp201-05.html.

13. Notices. Notices shall be deemed to have been served only when in writing and when delivered, or the date on which delivery is refused, by registered or certified mail, or when delivered by a nationally recognized overnight mail delivery service addressed to the party for whom it is intended. Notices shall be sent to the address shown on the signature page of this Agreement. Any such notice delivered to any other department, office, or city shall be of no force and effect.

Rev 12.23.13 ASU

UNIVERSITY

ARIZONA BOARD OF REGENTS
for and on behalf of
ARIZONA STATE UNIVERSITY

By ________________ ________
Date

Sethuraman Panchanathan, Ph. D.
Executive Vice President for
Knowledge Enterprise Development

Address:

Arizona State University – SkySong
1475 N. Scottsdale Road, Suite 200
Scottsdale, AZ 85257

USA

LICENSEE

Ronn Motor Group, Inc.

By [signature] 4-26-2016
Date

Ronn Ford
Chief Executive Officer

Address:

4848 E. Cactus
505-225
Scottsdale, AZ 85254

E-mail address:
ronn.ford@ronnmotorgroup.com

Rev 12.23.13 ASU

APPENDIX A

Description of Spaces:	1 Studio (cubicle)
Affiliate Fee/License Fee:	$800 (Representing a 20% discount, to be reevaluated after 12 months)
Communications:	Internet access* through the ASU network. 1 telephone line each, with dedicated phone number**, voice mail and conference calling capability.
Printing Services:	Up to 250 pages per month.
Receptionist Services:	Available to accept packages, receive and announce visitors between 8.00am and 5.00pm.
Meeting Facilities:	Full access to facilities as space permits.
Meeting Facilities Additional Usage:	ASU reserves the right to assess a charge for additional usage as needed.
Parking:	1 uncovered, unreserved parking space plus Guest parking as required.

* *Licensee must adhere to ASU Internet Policy (see EAVC License Agreement Item 1.1.). Tech support is offered onsite for connections to the ASU network including printers and conference room setup. Licensee is responsible for maintaining the safe use of Licensee's computers through updates, patches and antivirus software. A summary of ASU's policies can be accessed here: http://getprotected.asu.edu/governance#university*

***Not all numbers are portable if a Licensee decides to leave ASU space. Should the Licensee want the option of retaining their phone number when vacating ASU space, please notify ASU upon move-in so the appropriate number can be assigned.*

APPENDIX B

Minimum Scope and Limits of Insurance: Licensee shall obtain and maintain for the term of this Agreement, Commercial General Liability insurance with such insurance being on an occurrence form including bodily injury, property damage and contractual liability coverage and with limits of liability not less than two hundred and fifty thousand ($250,000.00) per occurrence and five hundred thousand ($500,000.00) general aggregate.

The commercial general liability insurance policy shall name the Holualoa Scottsdale Office, LLC, Holualoa Capital Management, LLC, ASUF Scottsdale, LLC, Citigroup Global Realty Markets Corp, ISAOA, ATIMA, the Plaza Companies, the State of Arizona, the Arizona Board of Regents, Arizona State University and their officers, officials, directors, employees, agents and representatives as additional insureds.

APPENDIX C
Rules and Regulations

The word "Tenant" as used herein shall be deemed to mean "Licensee" as defined in this Agreement. The word "Landlord" as used herein shall be deemed to mean "University" as defined in this Agreement. The word "Premises" as used herein shall be deemed to mean "Space" as defined in this Agreement.

1. The sidewalks and public portions of the Building, such as entrances, passages, courts, parking areas, elevators, vestibules, stairways, corridors, or halls shall not be obstructed or encumbered by Tenant or its employees, agents, invitees, or guests nor shall they be used for any purpose other than ingress and egress to and from the Premises.

2. No awnings or other projections shall be attached to the outside walls of the Building. No curtains, blinds, shades, louvered openings, or screens shall be attached to or hung in, or used in connection with, any window or door of the Premises, without the prior written consent of Landlord, unless installed by Landlord. No aerial or antenna shall be erected on the roof or exterior walls of the Premises or on the Building without the prior written consent of Landlord in each instance.

3. No sign, advertisement, notice, or other lettering shall be exhibited, inscribed, painted, or affixed by Tenant on any part of the outside of the Premises or Building or on corridor walls or doors or mounted on the inside of any windows without the prior written consent of Landlord. Signs on any entrance door or doors shall conform to Building standards and shall, at Tenant's expense, be inscribed, painted, or affixed for Tenant by sign makers approved by Landlord. In the event of the violation of the foregoing by Tenant, Landlord may install and/or remove same without any liability and may charge the expense incurred to Tenant. Notwithstanding any provision herein to the contrary, Landlord agrees that it shall grant to the Tenant rights with respect to signage no less favorable to Tenaint than signage rights granted to any other occupier of space within the Project.

4. The sashes, sash doors, skylights, windows, heating, ventilating, and air conditioning vents and doors that reflect or admit light and air into the halls, passageways, or other public places in the Building shall not be covered or obstructed by Tenant, or its employees, agents, invitees, or guests, nor shall any bottles, parcels, or other articles be placed outside of the Premises.

5. No show cases or other articles shall be put in front of or affixed to any part of the exterior of the Building, nor placed in the public halls, corridors, or vestibules without the prior written consent of Landlord.

6. Whenever Tenant shall submit to Landlord any plan, agreement, assignment, sublease, or other document for Landlord's consent or approval, Tenant shall reimburse Landlord, within thirty (30) days after demand, for commercially reasonable actual out-of-pocket costs (such costs not to exceed $1,500 per instance during years 1-5 of the Lease, $1,750 per instance during years 6-10 of the Lease, and $2,000 per instance during years 11-15 of the Lease) for the services of any architect, engineer, or attorney employed by Landlord to review or prepare the plan, agreement, assignment, sublease, consent, or other document.

7. The water and wash closets and other plumbing fixtures shall not be used for any purpose other than those for which they were constructed, and no sweepings, rubbish, rags, or other substances shall be thrown in them. All damages resulting from any misuse of fixtures shall be borne by the Tenant who, or whose employees, agents, invitees, or guests, shall have caused the damages.

8. Tenant shall not in any way deface any part of the Premises or the Building. Tenant shall not lay linoleum, or other similar floor covering, so that the same shall come in direct contact with the floor of the Building, and, if linoleum or other similar floor covering is desired to be used, an interlining of builder's deadening felt shall be first affixed to the floor, by a paste or other material, soluble in water, the use of cement or other similar adhesive material being expressly prohibited.

9. No animals of any kind (except animals required to be permitted by the ADA for purposes assisting disabled persons) shall be brought on the Premises or Building except in connection with research conducted in compliance with the permitted uses on the Premises and for so long as such presence is in compliance with all applicable laws.

10. No cooking shall be done or permitted by Tenant on the Premises except in conformity to law and then only in the utility kitchen (if a utility kitchen was provided for in approved plans for the Premises or if Landlord has consented in writing to a kitchen), which is to be primarily used by Tenant's employees for heating beverages and light snacks. No refrigeration or heating equipment may be placed inside the Premises without the prior written consent of Landlord in each instance. Tenant shall not cause or permit any unusual or objectionable odors to be produced on or permeate from the Premises.

11. No office space in the Building shall be used for the distribution or for the storage of merchandise or for the sale at auction or otherwise of merchandise, goods, or property of any kind.

12. Tenant shall not make or permit to be made any unseemly or disturbing noises or disturb or interfere with occupants of the Building or neighboring premises or those having business with them, whether by the use of any musical instrument, radio, talking machine, unmusical noise, whistling, singing, or in any other way. Tenant shall not throw anything out of the doors or windows or down the corridors, stairwells, or elevator shafts of the Building.

13. Neither Tenant nor any of Tenant's employees, agents, invitees, or guests shall at any time bring or keep on the Premises any inflammable, combustible, or explosive substance or any chemical substance, other than reasonable amounts of cleaning fluids and solvents required in the normal operation of Tenant's business or reasonable amounts required in connection with research conducted in compliance with the permitted uses on the Premises, all of which shall only be used in strict compliance with all applicable Environmental Laws.

14. Landlord shall have a valid pass key to all spaces within the Premises at all times during the Lease Term. No additional locks or bolts of any kind shall be placed on any of the doors or windows by Tenant, nor shall any changes be made in existing locks or the mechanism of the locks without the prior written consent of the Landlord and unless and until a duplicate

key is delivered to Landlord. Tenant must, on the termination of its tenancy, restore to the Landlord all keys to stores, offices, and toilet rooms, either furnished to or otherwise procured by Tenant, and in the event of the loss of any keys so furnished, Tenant shall pay Landlord for the replacement cost of them.

15. All deliveries, removals, or the carrying in or out of any safes, freights, furniture, or bulky matter of any description may be accomplished only with the prior approval of Landlord and then only in approved areas, through the approved loading/service area doors, and during approved hours. Tenant shall assume all liability and risk concerning these movements. Landlord may restrict the location where heavy or bulky matters may be placed inside the Premises. Landlord reserves the right to inspect all freight to be brought into the Building and to exclude from the Building all freight that can or may violate any of these Rules and Regulations or this Lease.

16. Tenant shall not, unless otherwise approved by Landlord, occupy or permit any portion of the Premises demised to it to be occupied as, by, or for a public stenographer or typist, barber shop, bootblacking, beauty shop or manicuring, beauty parlor, telephone or telegraph agency, telephone or secretarial service, messenger service, travel or tourist agency, a personnel or employment agency, public restaurant or bar, commercial document reproduction or offset printing service, ATM or similar machines, retail, wholesale, or discount shop for sale of merchandise, retail service shop, labor union, school, an entertainment, sports, or recreation facility, an office or facility of a foreign consulate or any other form of governmental or quasi-governmental bureau, department, or agency, including an autonomous governmental corporation, a place of public assembly (including a meeting center, theater, or public forum), a facility for the provision of social welfare or clinical health services, a telemarketing facility, a customer service call center, a firm the principal business of which is real estate brokerage, a company engaged in the business of renting office or desk space, a public finance (personal loan) business, or manufacturing, unless Tenant's Lease expressly grants permission to do so. Tenant shall not operate or permit to be operated on the Premises any coin or token operated vending machine or similar device (including telephones, lockers, toilets, scales, amusement devices, and machines for sale of beverages, foods, candy, cigarettes, or other goods), except for those vending machines or similar devices that are for the sole and exclusive use of Tenant's employees and Tenant's invitees, and then only if operation of the machines or devices does not violate the lease of any other tenant of the Building. Tenant shall not engage or pay any employees on the Premises, except those actually working for Tenant on the Premises, nor advertise for labor giving an address at the Premises.

17. Tenant shall not create or use any advertising mentioning or exhibiting any likeness of the Building without the prior written consent of Landlord. Landlord shall have the right to prohibit any advertising that, in Landlord's reasonable opinion, tends to impair the reputation of the Building or its desirability as a building for offices, and on notice from Landlord, Tenant shall discontinue the advertising.

18. Landlord reserves the right to exclude from the Building at all times other than normal business hours all persons who do not present a pass to the Building on a form or card approved by Landlord. Tenant shall be responsible for all its employees, agents, invitees, or guests who have been issued a pass at the request of Tenant and shall be liable to Landlord for all acts of those persons.

19. The Premises shall not be used for lodging or sleeping, or for any immoral, disreputable, or illegal purposes, or for any purpose that may be dangerous to life, limb, or property.

20. Any maintenance requirements of Tenant will be attended to by Landlord only on application at the Landlord's office at the Building. Landlord's employees shall not perform any work or do anything outside of their regular duties, unless under specific instructions from the office of Landlord.

21. Canvassing, soliciting, and peddling within the Building is prohibited and Tenant shall cooperate to prevent such activities.

22. There shall not be used in any space, or in the public halls of the Building, either by Tenant or by jobbers or others, in the delivery or receipt of merchandise to Tenant, any hand trucks, except those equipped with rubber tires and side guards. No hand trucks shall be used in elevators other than those designated by Landlord as service elevators. All deliveries shall be confined to the service areas and through the approved service entries.

23. If, in Landlord's reasonable opinion, the replacement of ceiling tiles becomes necessary after they have been removed on behalf of Tenant by telephone company installers or others (in both the Premises and the public corridors), the cost of replacements shall be charged to Tenant on a per tile basis.

24. All paneling or other wood products not considered furniture that Tenant shall install in the Premises shall be of fire retardant materials. Before the installation of these materials, Tenant shall submit to Landlord a satisfactory (in the reasonable opinion of Landlord) certification of the materials' fire retardant characteristics.

25. Tenant, its employees, agents, contractors, and invitees shall not be permitted to occupy at any one time more than the number of parking spaces in the Parking Areas permitted in the Lease (including any parking spaces reserved exclusively for Tenant). Usage of parking spaces shall be in common with all other tenants of the Building and their employees, agents, contractors, and invitees. All parking space usage shall be subject to any reasonable rules and regulations for the safe and proper use of parking spaces that Landlord may prescribe. Tenant's employees, agents, contractors, and invitees shall abide by all posted roadway signs in and about the parking facilities. Landlord shall have the right to tow or otherwise remove vehicles of Tenant and its employees, agents, contractors, or invitees that are improperly parked, blocking ingress or egress lanes, or violating parking rules, at the expense of Tenant or the owner of the vehicle, or both, and without liability to Landlord. Upon request by Landlord, Tenant shall furnish Landlord with the license numbers and descriptions of any vehicles of Tenant, its principals, employees, agents, and contractors. Tenant acknowledges that reserved parking

spaces, if any, shall only be reserved during the hours of 8:00 a.m. to 5:00 p.m., Monday through Friday, legal holidays excluded.

26. Parking spaces may be used for the parking of passenger vehicles only and shall not be used for parking commercial vehicles or trucks (except sports utility vehicles, mini-vans, and pick-up trucks utilized as personal transportation), boats, personal watercraft, or trailers. No parking space may be used for the storage of equipment or other personal property. Overnight parking in the Parking Areas is prohibited. Landlord, in Landlord's sole and absolute discretion, may establish from time to time a parking decal or pass card system, security check-in, or other reasonable mechanism to restrict parking in the Parking Areas and Tenant shall comply with such system.

27. All trucks and delivery vans shall be parked in designated areas only and not parked in spaces reserved for cars. All delivery service doors are to remain closed except during the time that deliveries, garbage removal, or other approved uses are taking place. All loading and unloading of goods shall be done only at the times, in the areas, and through the entrances designated for loading purposes by Landlord.

28. Tenant shall be responsible for the removal and proper disposition of all crates, oversized trash, boxes, and items termed garbage from the Premises. The corridors and parking and delivery areas are to be kept clear of those items. Tenant shall provide convenient and adequate receptacles for the collection of standard items of trash and shall facilitate the removal of trash by Landlord. Tenant shall ensure that liquids are not disposed of in the receptacles.

29. Tenant shall not conduct any business, loading or unloading, assembling, or any other work connected with Tenant's business in any public areas.

30. Landlord shall not be responsible for lost or stolen personal property, equipment, or money occurring anywhere on the Building, regardless of how or when the loss occurs.

31. Neither Tenant, nor its employees, agents, invitees, or guests, shall paint or decorate the Premises, or mark, paint, or cut into, drive nails or screw into nor in any way deface any part of the Premises or Building without the prior written consent of Landlord. Notwithstanding the foregoing, standard picture hanging shall be permitted without Landlord's prior consent. If Tenant desires a signal, communications, alarm, or other utility or service connection installed or changed, the work shall be done at the expense of Tenant, with the approval and under the direction of Landlord.

32. Tenant shall give Landlord prompt notice of all accidents to or defects in air conditioning equipment, plumbing, electric facilities, or any part or appurtenance of the Premises.

33. Tenant agrees and fully understands that the overall aesthetic appearance of the Building is of paramount importance; thus Landlord shall maintain complete aesthetic control over any and every portion of the Premises visible from outside the Premises including all fixtures, equipment, signs, exterior lighting, plumbing fixtures, shades, awnings, merchandise, displays, art work, wall coverings, or any other object used in Tenant's business. Landlord's control over the visual aesthetics shall be complete and arbitrary. Landlord will notify Tenant in

writing of any aesthetic deficiencies and Tenant will have seven (7) days to correct the deficiencies to Landlord's satisfaction or Tenant shall be in default of this Lease and the Default article shall apply.

34. Tenant shall not install, operate, or maintain in the Premises or in any other area of the Building, any electrical equipment that does not bear the U/L (Underwriters Laboratories) seal of approval, or that would overload the electrical system or any part of the system beyond its capacity for proper, efficient, and safe operation as determined by Landlord, taking into consideration the overall electrical system and the present and future requirements therefor in the Building. Tenant shall not furnish any cooling or heating to the Premises, including the use of any electronic or gas heating devices without Landlord's prior written consent.

35. Under applicable law, the Building is deemed to be a "no smoking" building and smoking is prohibited in all Common Areas. In addition, Landlord may, from time to time, designate nonsmoking areas in all or any portion of the exterior Common Areas and within Tenant's Premises.

36. Tenant shall not allow the premises to be occupied by more than four (4) persons per 1,000 square feet of rentable area.

37. Tenant will take all steps necessary to prevent: inadequate ventilation, emission of chemical contaminants from indoor or outdoor sources, or both, or emission of biological contaminants. Tenant will not allow any unsafe levels of chemical or biological contaminants (including volatile organic compounds) in the premises, and will take all steps necessary to prevent the release of contaminants from adhesives (for example, upholstery, wallpaper, carpet, machinery, supplies, and cleaning agents).

38. Tenant shall comply with any recycling programs for the building project implemented by Landlord from time to time.

39. Tenant shall not obtain for use in the premises, towel, barbering, bootblacking, floor polishing, lighting maintenance, cleaning, or other similar services from any persons not authorized by Landlord in writing to furnish the services.

40. Landlord may, on request by any tenant, waive compliance by the tenant with any of the rules and regulations provided that (a) no waiver shall be effective unless in writing and signed by Landlord or Landlord's authorized agent, (b) a waiver shall not relieve the tenant from the obligation to comply with the rule or regulation in the future unless expressly consented to by Landlord, and (c) no waiver granted to any tenant shall relieve any other tenant from the obligation of complying with the rules and regulations unless the other tenant has received a similar waiver in writing from landlord.

41. Whenever these rules and regulations directly conflict with any of the rights or obligations of Tenant under this lease, this Lease shall govern.